VE 3-23-05

05040595

ATES
NGE COMMISSION
C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50864

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRINCETON FINANCIAL GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 GEORGES ROAD
(No. and Street)

NORTH BRUNSWICK, NEW JERSEY 08902
(City) (State) (Zip Code)

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDRE J. BAKHOS 732-249-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISRAELOFF TRATTNER & CO P.C.
(Name – *if individual, state last, first, middle name*)

1225 FRANKLIN AVENUE, GARDEN CITY, NY 11530
(Address) (City) (State) (Zip Code)

SEC RECEIVED MAR 0 1 2005 WASH. D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/28/2005

OATH OR AFFIRMATION

I, ANDRE I. BAKHOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRINCETON FINANCIAL GROUP LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa A. Sacheli
Notary Public
State of New Jersey
No. 2283517
Commission Expires May 28, 2007

[signature]
Notary Public

[signature]
Signature

Managing MEMBER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRINCETON FINANCIAL GROUP LLC

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Princeton Financial Group LLC

We have audited the accompanying statement of financial condition of Princeton Financial Group LLC (the Company), as of December 31, 2004, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princeton Financial Group LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co., P.C.

Garden City, New York
February 25, 2005

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Note 1)	$	10,509
Deposit with clearing organization (money market fund)		102,015
Accounts receivable from clearing organization and broker-dealers (Note 2)		76,787
Fixed assets -net of accumulated depreciation of $77,977 (Note 1 and 3)		-
Prepaid expenses, security deposits and other assets		15,857
Deferred income tax asset (Note 1 and 5)		860
TOTAL ASSETS	$	206,028

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	31,354
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBERS' EQUITY		174,674
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	206,028

See Accompanying Notes and Auditors' Report.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Income		
Commissions	$	984,118
Interest and dividend		1,332
Total income		985,450
Expenses		
Employee compensation, benefits and trading commissions		450,568
Floor brokerage and clearing fees		101,473
Administrative and general		347,906
Professional fees		67,073
Depreciation (Note 1 and 3)		434
Total expenses		967,454
Income before income taxes		17,996
Income taxes (Note 1 and 5)		6,085
Net income	$	11,911

See Accompanying Notes and Auditors' Report.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Members' Capital	Retained Earnings	Total Members' Equity
Balance - January 1, 2004	$ 180,000	$ (17,237)	$ 162,763
Net Income	-	11,911	11,911
Balance - December 31, 2004	$ 180,000	$ (5,326)	$ 174,674

See Accompanying Notes and Auditors' Report

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities		
Net Income		$ 11,911
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 434	
Deferred tax asset	5,666	
Change in assets and liabilities:		
Accounts receivable from clearing organization and broker-dealers	(24,691)	
Prepaid expenses, security deposits and other assets	18,479	
Accounts payable and accrued expenses	(3,191)	
Total adjustments		(3,303)
Net Cash Provided by Operating Activities		8,608
Cash Flows From Investing Activities		
Increased deposit with clearing organization	(1,413)	
Purchases of fixed assets	(434)	
Net Cash Used by Investing Activities		(1,847)
NET INCREASE IN CASH		6,761
CASH -BEGINNING		3,748
CASH - END		$ 10,509

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Taxes	$ 419

See Accompanying Notes and Auditor's Report

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

Princeton Financial Group LLC (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for customers. The Company is a registered broker/dealer with the Securities & Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company maintains an office in New Jersey. The Company was formed as a limited liability company in New Jersey on January 28, 1998 with an expiration date of December 31, 2050.

REVENUE RECOGNITION

The Company records its revenues in the form of commissions using the trade date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

2. ACCOUNTS RECEIVABLE FROM CLEARING ORGANIZATION AND BROKER-DEALERS

The Company's accounts receivable balance is comprised of trading commissions from institutional customers and various foreign broker dealers.

The Company maintains brokerage accounts with a clearing organization through which all trading transactions are cleared. The receivable and all securities owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return securities in its custody.

Accounts receivable have been adjusted for all known uncollectible accounts and are stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectibility, an allowance for doubtful accounts is not required.

3. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 77,977
Less: Accumulated depreciation		77,977
Net property and equipment		$ -

4. COMMITMENTS AND CONTINGENCIES

The Company is obligated under various operating leases for office space and equipment.

As of December 31, 2004, the future minimum lease payments under these non-cancelable leases are as follows:

Year Ended December 31,	
2005	$ 43,391

5. INCOME TAXES

The deferred income tax asset consists of the following components as of December 31, 2004:

Deferred income tax assets related to:		
Accounts payable and accrued expenses	$	6,876
Other assets		2,543
Net operating loss carryforward		8,650
Deferred income tax liability related to:		
Accounts receivable		(17,209)
Net deferred income tax asset	$	860

Components of income taxes are as follows as of December 31, 2004:

Current income tax:		
Federal	$	-
State		419
Deferred income tax expense		
Federal		3,866
State		1,800
Provision for income taxes	$	6,085

At December 31, 2004, the Company has a net operating loss carryforward of $38,445 due to expire at various dates beginning in tax year 2022 through 2025. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the assets will not be realized. The Company has not provided a valuation allowance against the deferred tax asset as it believes that it is more likely than not that all of carryforward will be utilized prior to expiration.

6. MAJOR CUSTOMERS

For the year ended December 31, 2004, two customers accounted for approximately 32% of the revenues of the company. In addition, as of December 31, 2004, 71% of total receivables were due from four customers.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $5,000. At December 31, 2004, the Company had net capital of $127,824 which was $122,824 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .25 to 1.

8. RELATED PARTY TRANSACTIONS

The Company earned $45,188 in commission income from an entity related through common ownership.

PRINCETON FINANCIAL GROUP LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$	174,674
Less: Non-allowable assets		44,645
Haircuts on securities		2,205
Net Capital	$	127,824

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$	2,090
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	122,824
Excess net capital at 1000%	$	124,689
Ratio: Aggregate indebtedness to net capital		25%

PRINCETON FINANCIAL GROUP LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2004

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

PRINCETON FINANCIAL GROUP LLC

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2004

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – January 1, 2004	$	162,763
Net income for the year ended December 31, 2004		11,911
Total ownership equity – December 31, 2004		174,674
Less: Non-allowable assets		44,645
Haircuts		2,205
Audited net capital		127,824
Net capital per Focus Report Part IIA		127,824
Difference	$	-

Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices

New York, New York
Hauppauge, New York

To the Members of
Princeton Financial Group LLC

In planning and performing our audit of the financial statements and supplemental schedules of Princeton Financial Group LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Braclof f, Tratten & Co., P.C.

Garden City, New York
February 25, 2005